February 20, 2025

Jiulong You
Chief Executive and Interim Chief Financial Officer
Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada

       Re: Pinnacle Food Group Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 12, 2025
           CIK No. 0002032755
Dear Jiulong You:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Operating Activities, page 54

1. Please update your disclosure to quantify the amount of your June 30, 2024 accounts receivable that have been subsequently collected.
Financial Statements, page F-1

2. Please see the guidance in the Instructions to Item 8.A.4 of Form 20-F regarding the potential need for an exhibit addressing the age of audited financial statements in the filing.
 February 20, 2025
Page 2

Note 11, page F-40

3. As previously requested, please expand your disclosure to clarify whether there is any circumstance under which the holder of the PFAI Class E preferred stock can convert/exchange the stock for PFAI Class A common stock. If that possibility exists, then it appears the Registrant could lose control of PFAI, and a corresponding risk factor disclosure may be appropriate.
General

4. We note your response to comment 14, including your revised disclosure on page 2 that "[you] regularly place purchase orders with [y]our OEM manufacturers [including
       Banjia and Seonwo], and they ship the various components to [you] based on [y]our requirements." Please revise to clarify whether you have entered into long-term agreements with Banjia or Seonwo for the production of your products. If you have not entered into such long-term agreements, please revise to clearly disclose any related risks.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Pang Zhang-Whitaker, Esq.